UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

(Report No. 2)

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

As previously disclosed in the current report on form 6-K, dated April 24, 2025, by JX Luxventure Group Inc., a corporation duly organized under the laws of the Republic of Marshall Islands (the “Company”), on April 22, 2025, the Company and the holders (the “Holders”) of promissory notes (the “Notes”) in the total outstanding amount of $1,380,000 (the “Total Amount Due”), entered into a debt exchange agreement (the “Exchange Agreement”), pursuant to which, the Holders agreed to cancel the Total Amount Due, in exchange for the issuance of an aggregate of 69,000 shares (each Holder to receive 11,550 shares) of a new series of the Company’s preferred stock, designated as Series F Convertible Preferred Stock (the “Series F Stock”).

On May 23, 2025, the Company filed the Certificate of Designation of Preferences, Rights and Limitations of Series F Convertible Preferred Stock (the “Certificate of Designation of Series F Stock”) with the Registrar of the Corporation under the Marshall Island Business Corporations Act, establishing the Series F Stock.

The Series F Stock features a stated value of $20.00 per share and are convertible to shares of the Company’s common stock at the conversion rate of 1 for 100, such as each share of Series F Stock is convertible into 100 shares of the Company’s common stock without payment or any additional consideration by the holders thereof. Such conversion is subject to the following schedule: (i) up to 2,000 shares of Series F Stock issued to each Holder may be converted by such Holder at any time from the date of the issuance; (ii) up to additional 2,500 shares of Series F Stock may be converted by such Holder at any time after 90 days from the date of the issuance; (iii) up to 3,000 shares of Series F Stock counted on the date of the issuance may be converted by such Holder after six (6) months from the date of the issuance; and (iv) the remaining 4,000 shares of Series F Stock may be converted by such holder after nine (9) months from the date of the issuance. If any shares of Series F Stock remain outstanding on or after one (1) year from the date of the issuance, the Company will have the right, but not the obligations, to require the holders of such shares of Series F Stock to convert them into the number of fully paid and non-assessable shares of common stock as would result from multiplying the number of shares of Series F Stock by 100.

Holders of Series F Stock will vote together with holders of shares of the Company’s common stock on a one-for-one basis, without regard to the number of shares of common stock into which each share of Series F Stock is convertible, have no special dividend rights, and ranks equally to our common stock with respect to rights upon liquidation.

The foregoing description of the Certificate of Designation of Series F Stock does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designation of Series F Stock, a filed stamped copy of which is attached to this current report as Exhibit 10.1 and incorporated herein by reference.

On May 29, 2025, at the closing of the Exchange Agreement (the “Closing”), the Company issued to the Holders an aggregate of 69,000 shares of Series F Stock in cancellation of the Total Amount Due (each Holder received 11,550 shares of Series F Stock) in cancellation of $230,000 principal amount under the Note issued to each Holder). The shares of Series F Stock were issued in the transaction exempt from registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation S, promulgated by the Securities and Exchange Commission thereunder.

EXHIBIT LIST

Exhibit No.	Description
10.1	Certificate of Designation of Series F Convertible Preferred Stock

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2025	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

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